UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-105805-07
J.P. Morgan Chase Commercial Mortgage Securities Corp. (as depositor under the Pooling and Servicing
Agreement, dated as of May 1, 2004, relating to the J.P. Morgan Chase Commercial Mortgage Securities
Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C2)
(Exact name of registrant as specified in its charter)

270 Park Avenue, New York, New York 10017
(212) 834-9280
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

J.P. Morgan Chase Commercial Mortgage Securities Corp. Commercial Mortgage Pass-Through
Certificates, Series 2004-C2
Classes A-1, A-2, A-3, B, C, D & E
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)
Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)
Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)
Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)
Rule 12h-3(b)(2)(ii)
Rule 15d-6 X

Approximate number of holders of record as of the certification or notice date: 34

Pursuant to the requirements of the Securities Exchange Act of 1934, J.P. Morgan Chase Commercial
Mortgage Securities Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LaSalle Bank National Association in its capacity as Paying Agent under the Pooling and Servicing
Agreement on behalf of J.P. Morgan Chase Commercial Mortgage Securities Corp., Registrant

By: /s/ Russell M. Goldenberg
Name: Russell M. Goldenberg
Title: Group Senior Vice President

Date: January 20, 2005

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations
under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of
Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.